Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 OCT -7 AM 9:

LINDEMANS
making life more enjoyable

13 September 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

02055208

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of a notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

dw 10/8

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 OCT -7 AM 9:03

LINDEMANS
making life more enjoyable

13 September 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam,

CANCELLATION OF OPTIONS

We advise that due to the cessation of employment of participants in the Southcorp International Employee Equity Plan, the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Cancelled	Exercise Price	Date Options Granted	No. of Options Cancelled
11 September 2002	$4.65	1 November 1999	6,450

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 OCT -7 AM 9:03

LINDEMANS
making life more enjoyable

17 September 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

ALLOTMENT OF SHARES

We advise that 10,000 additional fully paid ordinary shares in the capital of the Company were allotted on the exercise of options pursuant to the Southcorp Executive Share and Option Plan, as follows:

Date Shares Allotted	Number of Shares	Option Exercise Price	Date Options Granted
16 September 2002	10,000	$5.17	30 October 1998

Application will be made by the Company for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY